May 17, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated April 15, 2010
Brasil Telecom S.A.
Form 20-F/A for Fiscal Year Ended December 31, 2008
Filed August 7, 2009

Form 6-K/A
Furnished October 19, 2009
File No. 1-15256

Dear Mr. Spirgel:

By letter dated April 15, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Form 20-F/A filed on August 7, 2009 (the “2008 Form 20-F/A”) and the Form 6-K/A furnished on October 19, 2009 (the “Form 6-K/A”) by Brasil Telecom S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments.

Form 20-F/A for Fiscal Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 35. Subsequent Events, page F-79

d) Provision for Contingencies, page F-83

1.

We note your response to prior comment 2, in which you state that the treasury departments in several states had assessed the Company regarding its use of the ICMS tax credits. In addition, under similar circumstances, Telemar decided to discontinue the practice of using these credits to offset the ICMS payable in 2006 based on their assessment of the probability of losses. In light of these circumstances, it is unclear to us how you concluded that your tax position was more likely than not of being sustained. Please explain how you assessed this tax position under the guidance in FASB ASC 740-10-25-5 through 740-10-25-16 for US GAAP purposes and your basis for not recording a liability for unrecognized tax benefits upon adoption of this guidance.

In addition, clarify for us where you recorded the offset to the additional provision of R$387 million taken in 2009. You stated in your letter dated December 10, 2009 that the charge was R$255 million net of taxes. Explain to us how this charge impacts your income tax expense.

The Company advises the Staff that the ICMS value-added tax is a tax based solely on revenues and consequently, the Company believes that the ICMS tax is not considered to be an income tax. As a result, FASB ASC 740 does not apply to the ICMS tax and the Company evaluates any contingencies related to the ICMS value-added tax pursuant to ASC 450, Contingencies.

The ICMS tax laws are complex and practices differ among states and companies. As a high degree of judgment is involved, companies may reach different conclusions and adopt different procedures relating to the ICMS tax. The Company advises the Staff that the ICMS tax is a state tax and each state has different legislation and practices relating to the ICMS tax.

In general, the Company´s revenues are subject to the ICMS tax, for which the Company records a liability and a deduction from gross revenues.

Despite the fact that the ICMS tax laws are state laws, there is a federal law which states that enterprises which are engaged in export, manufacturing and energy distribution activities may benefit from taking ICMS tax credits upon the purchase of certain goods and services, such as electrical energy, in connection with their operating activities. The ICMS tax credits are recorded as current tax assets on an accrual basis as the purchases take place. Despite the fact that the Company is not engaged in export, manufacturing and energy distribution activities, the Company believed that it should be treated similar to a manufacturing company, due to the fact that it uses energy to provide telecommunication services and that this federal law should not treat the Companies business activities differently. However, most of the state tax authorities believe that telecommunication enterprises are not subject to the federal ICMS law mentioned above.

Prior to the acquisition of control of the Company by Telemar in January 2009, the Company used ICMS credits earned on the consumption of electrical energy to offset the amounts of ICMS payable in the nine states of Region II, the service region in which the Company operates. The Company and it its external legal advisors evaluated the ICMS legislation and believed that the Company could use its ICMS tax credits to offset its ICMS tax liabilities. This evaluation was supported by the fact that no adverse legal precedent had been rendered in any of the nine states of Region II and by the fact that state decrees allowing the accounting for such credits had been enacted in one of the nine states of Region II. However, in June 2003 state tax authorities in Region II began to challenge the Company´s ICMS offsetting procedures and issued ICMS tax assessments against the Company. Based on these legal challenges, the Company, with the assistance of its external legal advisors, concluded that the ICMS tax assessments represented “reasonably possible” losses pursuant to ASC 450 Contingencies. As the loss contingency was concluded to be reasonably possible, the Company believes that the accounting treatment applied until December 31, 2008 was appropriate.

As described in the Company’s response to the Staff’s comment in the Company’s letter dated March 19, 2010, Telemar applied the ICMS offsetting procedures described above prior to 2006. Like the Company, Telemar adopted this procedure based on the assessment of its external legal advisors, who believed that any losses relating to this practice were not probable. However, even though the assessment of Telemar’s external legal advisors with respect to this matter had not changed, Telemar’s management, with the advice of its internal legal advisors, decided in 2006 to change its strategy with respect to its potential exposure regarding this tax and changed its practice to no longer offset ICMS tax credits with ICMS taxes payable. Telemar’s management made the decision to stop offsetting the ICMS tax credit in order to strengthen Telemar’s ability to negotiate the resolution of the outstanding tax assessments in Region I. This decision was made given the level of uncertainty related to the outcome of the outstanding legal proceedings and based on the fact that the resolution could result in a considerable discount of the amount assessed by the states.

After the acquisition of control of the Company by Telemar in January 2009, the Company’s new management decided to take a similar approach in negotiating with Region II states and to align its ongoing position for recognizing its ICMS credits with that of Telemar. As was done with Telemar, in addition to no longer offsetting ICMS tax credits with ICMS taxes payable, the Company entered into negotiations with each state in Region II to settle its tax exposure. However, each state in Region II has its own rules and procedures with respect to such negotiations and there is no guarantee that the Company will be able to achieve results similar to those of Telemar in its negotiations with the states of Region I.

Subsequent to the acquisition of the Company by Telemar, as a result of the decision of the Company to enter into negotiations with respect to the ICMS contingencies and in order to align the evaluation of the ICMS contingency matters within the consolidated group, the Company’s evaluation of the ICMS contingencies was changed and the Company recorded a provision for contingencies amounting to R$387 million. The provision recognized was included within other operating expenses within the statement of operations. Additionally, pursuant to ASC 740, the Company recorded a deferred income tax benefit in the amount of R$132 million due to the difference between the book and tax basis of the ICMS liability, resulting in a net impact in the income statement of R$255 million.

Form 6-K/A furnished by Brasil Telecom S.A. on October 19, 2009

Note 18. Loans and financing, page F-29

e. Covenants, page F-31

2.	We note your response to prior comment 5. It is unclear to us how you determined that the classification of the other indebtedness should be based on the probability of the acceleration of the JBIC debt. Because the lender’s ability to accelerate the maturity of the debt is outside of your control, it appears the acceleration of the debt subject to cross acceleration provisions is also outside your control, and therefore should be classified consistently with the classification of the JBIC debt. We believe that all of your debt subject to these provisions should be classified as current as of December 31, 2009.

The Company advises the staff that the Company has received waiver from JBIC for the December 31, 2009 and March 31, 2010 measurement dates, and that the Company does not expect to violate these covenants as of June 30, 2010 or any subsequent measurement date. As a result, JBIC cannot accelerate the Company’s indebtedness to JBIC and cause the cross acceleration of the Company’s other indebtedness based on the covenant breaches described in the Company’s filings. Consequently, the Company does not believe that its indebtedness subject to cross acceleration provisions should be classified as current as of December 31, 2009.

* * *

The Company hereby acknowledges that:

• it is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Marcelo Augusto Salgado Ferreira at +55 21 3131-2871, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Tarso Rebello Dias
Tarso Rebello Dias
Treasury Director
Brasil Telecom S.A.

cc:	Robert S. Littlepage, Jr., Accounting Branch Chief

Melissa Hauber, Senior Staff Accountant

Securities and Exchange Commission

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